CHARLES CLAYTON
                                ATTORNEY AT LAW
                           527 Marquette Avenue South
                             Minneapolis, MN 55402
                                 (612) 338-3738
                               Fax (612) 338-7508

                               November 30, 1999



Alison Toledo
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:       Hat World Corporation
          File No. 333-80761

Dear Ms. Toledo:

     Please withdraw the application of Hat World Corporation to register securities. There have been no shares of stock sold as a result of this application.

     The reason for the withdrawal is that the underwriters proclaimed that market conditions were not favorable, and they were not able to sell the issue.

     If there is anything else needed please let me know.

                                       Cordially,

                                       /s/ Charles Clayton

                                       Charles Clayton